UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      June 9, 2006


Mr. George Shaw
President
Energas Resources, Inc.
800 Northeast 63rd Street
Oklahoma City, Oklahoma 73105

      Re:	Energas Resources, Inc.
      	Post-Effective Amendment No. 4 to Form SB-2
      	Filed May 26, 2006
      	File No. 333-119075
      	Amendment No. 2 to Form SB-2
      	Filed May 26, 2006
      	File No. 333-132276
      	Form 10-KSB for the fiscal year ended January 31, 2006
        	Filed April 15, 2006
      File No.  0-33259
      Form 10-QSB for the fiscal quarter ended April 30, 2006
		Filed June 7, 2006
      File No.  0-33259

Dear Mr. Shaw:

      We have reviewed your the filings referenced above and have the following comments.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.  	We note your response to our prior comment one and renew our comment to provide the acknowledgements we request.

Post-Effective Amendment No. 4 to Form SB-2 and Amendment No. 2 to
Form SB-2

General

2.	Please update your financial statements as indicated in Rule
310(g) of Regulation S-B in light of the recently filed Form 10-
QSB
for the quarter ended April 30, 2006. Please also correspondingly update all the related financial disclosure in each registration statement, including Management`s Discussion and Analysis and Plan of
Operations.

Form 10-KSB for the fiscal year ended January 31, 2006

Controls and Procedures, page 22

3.	We note the statement that in Mr. Shaw`s opinion the
Company`s
disclosure controls and procedures are effective to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to him by others within those entities, particularly during the period in which this report is being prepared, so as to allow timely decisions regarding required disclosure. Please also confirm, if true, that the controls and procedures are effective to ensure that information required to be disclosed by the company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to your management, including your principal executive and principal financial officers to allow timely decisions regarding required disclosure. Please also make a similar change to your disclosure in the Form 10-QSB for the quarter ended April 30, 2006.

4.	We note your statement that there have been no changes in the
Company`s internal controls over financial reporting that occurred subsequent to the date of the evaluation that materially affected, or are reasonably likely to materially affect, the Company`s internal control over financial reporting. Please revise your statement to comply with the requirements of Item 308(c) of Regulation S-B. Specifically, please disclose whether there were any changes in your internal controls over financial reporting that occurred during the fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Exhibits

Exhibit 31

5.	We note that the wording of your certification pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002 does not match precisely the language set forth in the Act. As one example, your certification states that your evaluation of your disclosure controls and procedures occurred as of a date within 90 days prior to the filing of the report, instead of as of the end of the period. As another example, paragraph 6 is no longer part of the certification.
Refer to Item 601(b)(31) of Regulation S-B for the exact text of the certification.

Forms 10-QSB for the fiscal quarter ended April 30, 2006

Controls and Procedures

6.	We note the statement that Mr. Shaw has evaluated the
effectiveness of the Company`s disclosure controls and procedures as of a date prior to the filing date of this report. Item 307 of Regulation S-B requires that the evaluation be done as of the end of the period covered by the report. Please revise your statement accordingly.

7.	We note your statement that there have been no changes in the
Company`s internal controls or in other factors that could significantly affect the Company`s internal controls. Please revise your statement to comply with the requirements of Item 308(c) of Regulation S-B. Specifically, please disclose whether there were any changes in your internal controls over financial reporting that occurred during your the fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Closing Comments

      As appropriate, please amend your Form 10-KSB and 10-QSB and respond to these comments within 10 business days or tell us when you will provide us with a response. As appropriate, please amend your registration statements and respond to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information.


Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.










      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Donna Levy at (202) 551-3292 or, in her absence, the undersigned at (202) 551-36785 with any other questions.

      Sincerely,


      Tangela Richter
      Branch Chief


cc:	William T. Hart, Esq.
      D. Levy
Mr. George Shaw
Energas Resources, Inc.
Page 5